FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of August, 2003
                 ------------

Commission File Number 0-29382
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                          Minefinders Corporation Ltd.
                         ------------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
    ------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                               Form 20-F      Form 40-F  X
                                                        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No   X
                                             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSE symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com
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                            N E W S   R E L E A S E

                                                                  August 6, 2003

   Latest Dolores Drilling Results Include 154 Meters Averaging 2.1 g/t Gold.

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSE:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report additional significant drill intercepts, and progress towards completing the final feasibility study, on the Company's 100% owned Dolores gold and silver property, located in northern Chihuahua State, Mexico.

Recent Drilling

Drilling on the Dolores property, since reporting the updated resource model (see news release June 5, 2003) of 84.8 million tonnes containing 2.33 million ounces of gold and 116.2 million ounces of silver in the measured and indicated category and another 39.5 million tonnes of inferred resource for an additional
1.1 million ounces gold and 39.75 million ounces silver, continues to encounter impressive intervals of gold and silver mineralization, which will enhance the previously reported resource. Highlights from recently completed drill holes are presented on the table below.

Drill hole D03-207 cut multiple intercepts of good grade mineralization including, 15.1 meters averaging 5.49 g/t gold and 113.5 g/t silver with a 1.5 meter interval assaying 50.06 g/t gold and 613 g/t silver. Drill hole D03-212 cut 51 meters averaging 2.77 g/t gold and 45.1 g/t silver including 4 meters grading 24.86 g/t gold and 323.1 g/t silver. Several of the holes had broad intercepts containing good grades of gold and silver, with internal higher-grade feeders, such as displayed in holes: D03-218 with 110 meters averaging 1.7 g/t gold and 18.7 g/t silver, including 10 meters of 3.3 g/t gold and 16 meters of
3.42 g/t gold; D03-220 with 154 meters averaging 2.1 g/t gold and 23.3 g/t silver including 4 meters grading 11.71 g/t gold and 464.3 g/t silver plus 52 meters grading 4.30 g/t gold with 4 meters grading 24.28 g/t gold and D03-230 with 108 meters averaging 1.07 g/t gold including 4 meters of 3.69 g/t gold and 2 meters of 5.11 g/t gold.

Drilling is being directed to fill in gaps in the database along the strike and at depth in the Dolores deposit, to convert inferred resources into the measured and indicated resource categories. As with previous drill results, these new drill results will increase the Dolores resource as well as provide better definition and confidence of the measured and indicated resource categories.

Table 1. Dolores drill results 8-7-03

------------- ---------- --------- ------------------- ------------------- -------------------
Drill hole    From       To               Width               Gold           Silver
              meters     meters    meters    feet      g/t       oz/t      g/t      oz/t
------------- ---------- --------- ------------------- ------------------- -------------------
------------- ---------- --------- --------- --------- --------- --------- -------- ----------
D03-207       285.5      300.6     15.1      49.5      5.49      0.160     113.5    3.31
including     285.5      287.0     1.5       4.9       50.06     1.46      613.0    17.88
and           339.0      342.0     3.0       9.8       5.27      0.154     461.7    13.47
and           350.8      358.0     7.2       23.6      2.01      0.059     145.4    4.24
and           452.0      453.0     1.0       3.3       8.95      0.26      81.0     2.36

D03-212       429.0      480.0     51.0      167.3     2.77      0.081     45.1     1.32
including     476.0      480.0     4.0       13.1      24.86     0.725     323.1    9.42
and           500.0      528.0     28.0      91.9      1.25      0.036     10.3     0.30

D02-214       227.5      244.0     16.5      54.1      2.56      0.075     330.4    9.64
including     235.0      239.0     4.0       13.1      7.69      0.224     1118.0   32.61
and           394.3      464.0     69.7      228.7     2.92      0.085     97.2     2.83
including     428.0      432.0     4.0       13.1      22.36     0.652     1058.4   30.87
and           445.0      447.0     2.0       6.6       25.66     0.748     704.8    20.56
and           454.0      460.0     6.0       19.7      5.61      0.164     49.6     1.45

D03-216       96.0       182.0     86.0      282.2     0.48      0.014     81.3     2.37
including     132.0      134.0     2.0       6.6       4.69      0.137     80.0     2.33
and           138.0      140.0     2.0       6.6       1.36      0.040     549.5    16.03
and           180        182       2.0       6.6       1.58      0.046     198.0    5.78
and           183.6      185.0     1.4       4.6       3.76      0.110     102.0    2.98

D03-218       248.0      358.0     110.0     360.9     1.70      0.050     18.7     0.55
including     258.0      268.0     10.0      32.8      3.30      0.096     62.8     1.83
              322.0      338.0     16.0      52.5      3.42      0.100     31.4     0.92

D03-220       53.0       73.0      20.0      65.6      2.37      0.069     299.5    8.74
including     67.0       71.0      4.0       13.1      4.51      0.132     599.0    17.47
and           234.0      388.0     154.0     505.3     2.10      0.061     23.3     0.68
including     258.0      262.0     4.0       13.1      11.71     0.342     464.3    13.54
and           304.0      356.0     52.0      170.6     4.30      0.125     13.5     0.39
with          334.0      338.0     4.0       13.1      24.28     0.708     25.6     0.75

D03-230       98.0       99.0      1.0       3.3       12.31     0.359     86.0     2.51
and           250.0      268.0     18.0      59.1      1.02      0.030     27.8     0.81
and           287.0      395.0     108.0     354.3     1.07      0.031     14.2     0.41
including     309.0      313.0     4.0       13.1      3.69      0.108     25.0     0.73
including     341.0      343.0     2.0       6.6       5.11      0.149     6.5      0.19
including     353.0      356.0     3.0       9.8       3.13      0.091     26.7     0.78
------------- ---------- --------- --------- --------- --------- --------- -------- ----------

The recent drilling has resulted in definition of additional resource in the area of Sections 2650 through 2825; the resource model is being modified to reflect the greater widths and continuity of mineralization as compared to the previously reported resource. Several deeper drill holes are planned to test for and further extend the high-grade feeder mineralization below the present deposit.

Feasibility Studies

Engineering work continues to advance the Dolores feasibility study with preliminary pit designs on various processing alternatives using initial input parameters for costing of mill/agitated leach and heap leach operations. Column leach tests continue and bond index work has been completed. Engineering on the road upgrade and powerline right-of-way are underway and base line environmental studies continue.

All drill samples, weighing between 10 kg and 20 kg each, were collected and transported from the site for assay by ALS-Chemex Labs of Vancouver, B.C. and Inspectorate Labs of Reno, Nevada. Blanks and standards are inserted into the sample stream for quality control and a second sample split is maintained on site for check assay and metallurgical testing. Diamond drilling is being conducted by Major Drilling and the reverse-circulation drilling is by Dateline Drilling. Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    Minefinders Corporation Ltd.
                                                    (Registrant)

Date: August 6, 2003                                By:/S/ "Mark H. Bailey"
     ----------------                               ----------------------------
                                                    (Print) Name: Mark H. Bailey
                                                    Title: President and CEO